                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                    Form 40-F
               -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No  X
         -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No  X
         -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No  X
         -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K includes  materials  that make  reference  and relate in part to certain  proposed  issuances of  securities  by ALSTOM.  The  securities mentioned in these materials have not been and will not be registered  under the
United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent  registration or exemption from  registration  under the Securities Act.

These  materials are not an offer to sell  securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

Enclosures:

Press release dated November 25, 2003, "ALSTOM Wins Three Orders Worth
€54 Million from Regional Railway in Chile"

"Certain "terms and conditions" of subordinated  bonds redeemable into
ALSTOM  shares  to be  issued  by  ALSTOM,  as  published  in the Note
d'opération  prepared  in  connection  with the  offering of the Bonds filed  with the  French  Commission  des  opérations  de  bourse on 19
November 2003 under visa number 03-1023."

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: December 2, 2003                  By: /s/ Philippe Jaffré
                                            ------------------------------------
                                            Name:  Philippe Jaffré
                                            Title: Chief Financial Officer

                                                                25 November 2003

                   ALSTOM WINS THREE ORDERS WORTH €54 MILLION
                         FROM REGIONAL RAILWAY IN CHILE

Merval SA (Metro Regional de Valparaiso) has awarded ALSTOM three orders worth a total of €54 million as part of its Cuarta Etapa (Fourth  Stage) project and its program for improvement and modernisation of passenger service on a 43-kilometer line between the port of Valparaiso and the city of Limanche.

In November 2002,  Merval awarded ALSTOM a contract for the supply of 27 two-car
X'TRAPOLIS  trains and their  maintenance over a 10-year period.  Merval has now exercised an option in that contract for an additional 18 years of  maintenance, an order  worth  €30  million.  Including  the two years of  maintenance  in the initial warranty period, ALSTOM will maintain the trains for 30 years.

Merval has also awarded ALSTOM contracts worth €24 million for signaling,  train control and power supply for the railway line.

"We're  delighted with this renewed vote of confidence in ALSTOM," said Philippe
Mellier,  President of ALSTOM Transport, "and we look forward to building on the long-term  partnership we have established with Merval.  These three new orders, along with the initial train order,  demonstrate the breadth and competitiveness of ALSTOM's rail transport offerings."

Press relations:        S. Gagneraud / G. Tourvieille
                        (Tél. +33 1 47 55 25 87)
                        internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        (Tél. +33 1 47 55 25 33)
                        Investor.relations@chq.alstom.com

                        TERMS AND CONDITIONS OF THE BONDS

      The following is a description  of the terms and  conditions of the Bonds.
The binding  terms and  conditions  in the French  language are published in the
Note  d'opération  prepared in  connection  with the offering of the Bonds filed with the French  Commission  des  opérations de bourse on 19 November 2003 under visa number 03-1023.

      The issuance of the Bonds was decided by the Chairman  (Président)  of the
Board of  Directors  (conseil  d'administration)  of ALSTOM on 18 November  2003 pursuant  to a  resolution  of the Board of  Directors  of ALSTOM  adopted on 18
November  2003,  which in turn  was  adopted  pursuant  to a  resolution  of the shareholders'  meeting  (assemblée  générale)  of ALSTOM  adopted on 18 November
2003.

1.    Form, Denomination and Settlement

      The aggregate  principal amount of the subordinated  bonds redeemable into
ALSTOM shares (the "Bonds") is €901,313,660.80,  divided into 643,795,472 Bonds, each with a denomination of €1.40.

      The Bonds,  when issued,  will  constitute  securities  carrying rights to shares in the  company,  within the meaning of Articles L. 228-91 et seq. of the
French Code de commerce.

      The Bonds will be in either registered or bearer (au porteur) form, at the option of the Bondholders. The Bonds will be in book-entry form and held, at the
Bondholders' option:

      o     in the  case of the  registered  Bonds,  in  fully  registered  form
            (nominatif  pur) in the books of ALSTOM which are  maintained by BNP
            Paribas  Securities  Services as agent for ALSTOM or in administered registered form (nominatif  administré) in an account  maintained by
            an  authorised  financial   intermediary   (intemédiaire   financier
            habilité) and in the books of ALSTOM.

      o     in the case of the bearer Bonds,  in an account  maintained  with an authorised financial intermediary.

      Settlement and delivery will take place through the Euroclear France RELIT system under I.S.I.N. code FR0010033001.

      The Bonds will be accepted for clearance through  Euroclear France,  which will ensure the clearing of Bonds between account  holders.  The Bonds will also be accepted for clearance  through  Euroclear  Bank  S.A./N.V.  and  Clearstream
Banking S.A.

      The Bonds will be entered into book-entry  accounts  (inscrits en comptes)
and  transferable  as of the settlement and delivery date,  which is 23 December
2003.

2.    Status

      The Bonds  constitute  direct,  general,  unconditional,  subordinated and unsecured  obligations  of ALSTOM.  Subject to the  provisions  set forth in the following paragraph, the right to receive payments in cash by ALSTOM pursuant to the provisions set forth under  Condition 3(a)  ("Interest")  and Condition 3(b)
("Supplemental Amounts") will rank pari passu with each other and with all other present and future unsecured and unsubordinated debts of ALSTOM.

      In the case of the  liquidation  of ALSTOM or the complete  termination of
ALSTOM's  activities,  the Bonds  will be  redeemed  in cash at their  principal amount,  plus  interest  accrued  to the date of  issuance  of a court  decision
ordering  the  liquidation  of  ALSTOM  or  the  complete   termination  of  its
activities,  as the case may be. The payment of the amount  corresponding to the reimbursement  of the  principal  amount  of the  Bonds  and  any  interest  and
Supplemental  Amounts (as defined  below) due with respect to the Bonds shall be subordinated  to, and subject to prior payment in full of, ALSTOM's  obligations under the  Subordinated  Loans (as  defined  below)  and under the  €250,000,000 subordinated  bonds due 29 September  2006 issued by our company on 29 September
2000.

      For  purposes  of  this  Condition  2,  "Subordinated   Loans"  means  the
subordinated  loans  in a  maximum  total  principal  amount  of  €1,563,399,105 accorded to ALSTOM  pursuant to an  agreement  dated 30  September  2003 between
ALSTOM, as borrower, and certain lenders.

      Other  than in the  case of the  liquidation  of  ALSTOM  or the  complete termination  of ALSTOM's  activities,  in the event  ALSTOM  becomes  subject to insolvency  proceedings,  the Bonds may only be redeemed by way of newly  issued shares, in accordance with Condition 4.

3.    Payments on the Bonds

(a)   Interest

      The Bonds will bear  interest at a rate of 2% per year from and  including
23 December 2003 (the "Issue Date"). Interest on the Bonds will be payable on 31
December of each year commencing 31 December 2005 and ending 31 December 2008.

      Interest accrued for the period from and including 23 December 2003 to but excluding 31 December 2004 will be capitalised and bear interest at a rate of 2%
per year and will be paid on 31  December  2005  with the  interest  due for the period from and including 31 December 2004 to but excluding 31 December 2005.

      The  amount of  interest  due on each Bond  will  thus be  €0.05719  on 31
December 2005 and €0.0280 on each of 31 December 2006, 2007 and 2008.

      Subject  to the  provisions  of  Condition  4(e)  ("Bondholders'  Right to
Interest on the Bonds and to Dividends on the Underlying  Shares"),  if interest is required to be paid for a period of less than one year, it will be calculated on the basis of the annual  interest rate  described  above and on the number of days elapsed in such period divided by 365 (or 366 in the case of a leap year).

(b)   Supplemental Amounts

      This Condition  3(b) shall apply to all dividends  payable with respect to
ALSTOM shares,  the payment of which is decided by a shareholders'  meeting (or, in the case of interim  dividends,  by the Board of Directors)  held between the
Issue Date and 31 December 2008.

      In the event that ALSTOM pays a dividend to its  shareholders,  whether in cash, in new shares,  or in kind (other than by way of  distribution of reserves or  premiums  in the  form  of  cash  or  portfolio  securities  giving  rise to adjustments as described in Condition 6 herein),  ALSTOM shall pay, with respect to  each  Bond  and  in  addition  to  payments  of  interest,  an  amount  (the
"Supplemental  Amount")  equal to the  product of (a) the  Redemption  Ratio (as defined  below) and (b) the amount of the dividend paid in respect of one ALSTOM share,  increased by any tax credit (avoir fiscal)  attached to such dividend at the rate applicable to legal entities having their  registered  office in France
(other than those companies  considered as parent  companies under articles 145,
146 and 216 of the French tax code (Code  général des impôts)) and excluding any additional tax credit tied to the payment of the  equalisation  tax  (précompte)
paid by ALSTOM;  provided, that when multiple tax credit rates are applicable to legal entities having their registered office in France,  the applied rate shall be the  lowest  tax  credit  rate  applicable  to legal  entities  having  their registered office in France who do not benefit from the parent-subsidiary regime
(régime des sociétés mères et filiales).

      Bondholders  of record on a payment date for  dividends  on ALSTOM  shares shall be entitled to receive a Supplemental  Amount.  ALSTOM may, at its option, pay the Supplemental Amount in cash or in ALSTOM shares.

      ALSTOM shall deliver,  no later than noon (Paris time) on the second stock exchange  trading day following the date on which the  shareholders'  meeting of
ALSTOM  approves  the  payment of a dividend  (or the date on which the Board of
Directors  approves the payment of an interim  dividend,  as the case may be), a notice  (the  "Notice")  to the  Calculation  Agent (as defined  below)  stating whether  ALSTOM shall pay the  Supplemental  Amount in cash or in ALSTOM shares.
The  Calculation  Agent will notify the  Bondholders of ALSTOM's  decision.  The
Notice shall also specify the dividend payable per share and the payment date of the dividend.  In the absence of the receipt of a Notice in the period set forth above,  ALSTOM shall be deemed to have opted to pay the  Supplemental  Amount in cash. In the event that ALSTOM chooses to pay the  Supplemental  Amount in cash,
ALSTOM shall make such payment on the payment date of the corresponding dividend to the shareholders.

      In the event that ALSTOM chooses to pay the Supplemental  Amount in ALSTOM shares, the number of shares to be delivered shall equal, for each Bond, 103% of the Supplemental  Amount divided by the Weighted Average Share Price (as defined below).  Should such calculation give rise to a fractional  share,  ALSTOM shall pay in lieu of such  fractional  share an amount in cash equal to the product of the corresponding fraction and the Weighted Average Share Price.

      "Weighted Average Share Price" means the arithmetic  average of the volume weighted  average price of ALSTOM's shares during the five  consecutive  trading
days   commencing  on  the  trading  day  following  the  payment  date  of  the corresponding dividend to ALSTOM shareholders,  as calculated by the Calculation
Agent. The Calculation Agent shall calculate the Weighted Average Share Price on the basis of  information  published by Bloomberg  (currently on page AQR on the
Bloomberg   screen).   In  the  event  that  Bloomberg  does  not  publish  such
information,  the Calculation  Agent shall determine the Weighted  Average Share
Price on the basis of an Expert's recommendation.

      For purposes of this  Condition  3(b), an "Expert" shall be an independent investment bank of international reputation nominated by common accord of ALSTOM and the  Calculation  Agent;  provided,  however,  that  should  ALSTOM  and the
Calculation  Agent fail to agree on the nomination of an Expert within seven (7)
business days following the date on which it shall have been determined that the
Weighted  Average Share Price cannot be  calculated on the basis of  information published by Bloomberg,  each of the Calculation Agent and ALSTOM shall nominate an Expert,  and the two Experts thereby nominated shall nominate a third Expert.
In such event, the term "Expert" shall for purposes of this Condition 3(b) refer to the three  Experts  thereby  nominated,  and such  Expert  shall  render  its decision by approval of a simple majority.  The Expert shall render its decision within two (2) business days of its nomination.  The Expert's decisions shall be final  and  shall  be  binding  upon  ALSTOM,  the  Calculation  Agent  and  the
Bondholders.

      No later than on the trading day following the date of  calculation of the
Weighted Average Share Price,  the Calculation  Agent shall notify ALSTOM of the number  of  shares  (or  fractional  shares)  that  shall be  delivered  to each
Bondholder  on the basis of the  number of Bonds it holds,  the total  number of shares to deliver to all  Bondholders,  and the cash payments that shall be made in lieu  of  fractional  shares.  All  shares  to be  delivered  in  payment  of
Supplemental Amounts shall be delivered to Bondholders on the fourth trading day following the date of calculation of the Weighted Average Share Price.

4.    Redemption and Purchase

      The Bonds may not be redeemed  into shares or  purchased  by ALSTOM  other than in accordance with the conditions herein described.  Whether in the case of a redemption at maturity or at the option of the Bondholders, ALSTOM will redeem the Bonds by way of newly issued ordinary shares of ALSTOM.

(a)   Redemption at Maturity

      Unless previously redeemed or purchased and cancelled by ALSTOM, each Bond will be redeemed  into shares on 31 December 2008 (the  "Maturity  Date") or the following  business  day, if such day is not a business day, at the ratio of one share per Bond (the "Redemption Ratio").

      The  Redemption  Ratio  may be  adjusted  from  time to time  pursuant  to
Condition 6.

      Except  as  otherwise  provided  herein  with  respect  to all Bonds to be redeemed, ALSTOM shall deliver the relevant number of new shares to the relevant
Bondholders as soon as practicable  and, in any event,  no later than the fourth trading day following the Maturity Date.

(b)   Purchases

      ALSTOM may redeem all or part of the Bonds at any time, without limitation on  price or  quantity,  by  purchasing  the  Bonds  whether  in stock  exchange transactions or otherwise,  including, without limitation,  pursuant to a tender or exchange offer. Any such transaction shall not affect ALSTOM's obligations to redeem any Bonds still outstanding  after such  transaction.  Bonds purchased by
ALSTOM will be cancelled.

(c)   Early Redemption of the Bonds into Shares at the Option of the Bondholder

(i)   Redemption Rights

      Each  Bondholder may, at any time from 23 December 2003 until the Maturity
Date,  require  ALSTOM to  redeem  such  Bondholders'  Bonds on the basis of the
Redemption  Ratio in  effect  on the date the  request  to  redeem  the Bonds is delivered (the "Redemption Right").

      A Bondholder  may exercise its  Redemption  Right by  delivering a request with respect thereto to the financial intermediary maintaining such Bondholder's account,  or in the case of Bondholders whose Bonds are held in fully registered form, to ALSTOM, who shall immediately  transmit such request to the Calculation
Agent. The Calculation  Agent will ensure the co-ordination of such requests for redemption.

      All requests for early  redemption  made by  Bondholders  are deemed to be irrevocable.

      Subject to the exceptions herein provided for, ALSTOM shall, for all Bonds presented  for early  redemption,  transfer to the  Bondholder  the shares to be delivered upon  redemption as soon as possible and, in any event,  no later than on the fourth  trading day  following  the date on which the request was sent to
ALSTOM.

(ii)  Suspension of Redemption Rights

      In the event of a capital increase,  an issuance of securities  conferring rights to receive shares (valeurs mobilières donnant accès au capital), a merger
(fusion) or spin-off  (scission) or any other financial  transaction  conferring preferential  subscription  rights or  establishing a preferential  subscription period for the  benefit of  existing  shareholders  of ALSTOM,  ALSTOM  shall be entitled  to  suspend  the  Redemption  Right for a period not  exceeding  three months.

      A  notice  will  be  published  in  the  Bulletin  des  annonces   légales
obligatoires at least 15 days prior to the date on which such  suspension  comes into force setting forth both the date on which the  suspension  shall come into force and the date on which the suspension  shall  terminate.  This  information will also be published in a financial newspaper having a national circulation in
France and in a notice to be issued by Euronext Paris.

(d)   Cancellation

      Bonds  redeemed  for shares at or prior to the Maturity  Date,  as well as those Bonds  purchased by ALSTOM,  shall be cancelled in accordance  with French law.

(e)   Bondholders'  Right  to  Interest  on  the  Bonds  and  Dividends  on  the
      Underlying Shares

      Notwithstanding the provisions of Condition 3(a) ("Interest") with respect to the  Bonds,  in the  case of a  request  for  early  redemption  pursuant  to
Condition 4(c) ("Early  Redemption of the Bonds into Shares at the Option of the
Bondholder"),  no interest will be paid for the period from the interest payment date  immediately  preceding  the date on which the  request for  redemption  is delivered to the date on which the shares are transferred.

      The new shares  issued  pursuant to  redemption  of the Bonds will entitle their  shareholders  to full  dividends,  if any,  payable on existing  ordinary shares of ALSTOM in respect of the fiscal year during which a redemption request was made,  in the case of early  redemption,  or in respect  of the fiscal  year during which the Maturity Date falls,  in the case of redemption at the Maturity
Date. Any dividends payable with respect to such fiscal year will be paid in the following fiscal year.

(f)   Notification regarding Outstanding Bonds

      Information  regarding the number of Bonds purchased or redeemed by ALSTOM and the number of Bonds  outstanding will be submitted on 31 December of each of the years 2004 through 2008 to Euronext Paris,  which will make such information public.  Such  information  may  also  be  obtained  from  ALSTOM  or  from  the
Calculation Agent.

(g)   Fractional Shares

      At the time of the  redemption  of Bonds by way of  shares,  the number of shares  to be  received  pursuant  to such  redemption  shall be  determined  by multiplying  the number of Bonds redeemed by the  Redemption  Ratio in effect on the Maturity Date (in the case of Bonds  redeemed at maturity) or on the date at which the request for  redemption is delivered (in the case of Bonds redeemed at the option of the Bondholder).

      If the number of shares  calculated  in this manner does not yield a whole number, Bondholders can request that they be given:

      o     the whole number of shares immediately  inferior to such product, in which case the  Bondholder  will  receive in cash a sum equal to the product of the fractional share and the opening price for one ALSTOM share as quoted on Euronext  Paris on the  trading  day  immediately preceding  the  Maturity  Date or the date at which the  request for redemption is delivered (as the case may be); or

      o     the whole number of shares immediately  superior to such product, in which case the  Bondholder  will pay  ALSTOM an amount  equal to the value of the fractional share thereby  requested,  determined in the manner described in the preceding paragraph.

5.    Tender and Exchange Offers

      Under French law currently in force, if ALSTOM's shares are the subject of a tender or  exchange  offer,  such offer  must be  extended  to all  securities conferring rights to receive shares of ALSTOM or voting rights of ALSTOM,  which category includes the Bonds. Furthermore,  the Redemption Ratio in effect during the offer will be adjusted in accordance with Condition 6(a)(ii).

6.    Redemption Ratio Adjustments

(a)   Adjustment Events

(i)   Adjustments in instances of Capital Reductions Resulting from Losses

      In the event of a reduction of the share  capital  resulting  from losses, whether by way of  reduction in the nominal  value or the number of shares,  the rights of Bondholders will be adjusted  accordingly,  as if such Bondholders had been shareholders as from the date of issue of the Bonds.

      In the event of a  reduction  in ALSTOM's  share  capital  resulting  from losses by a reduction in the number of shares, the rights of Bondholders will be adjusted  accordingly  and the  new  Redemption  Ratio  will  be  determined  by multiplying  the  Redemption  Ratio in effect before such event by the following ratio:

                   Number of Shares existing after such event
                   ------------------------------------------
                   Number of Shares existing before such event

(ii)  Adjustments in the event of Financial Transactions

      As a result of any one of the following transactions:

      o     Issue  of  securities  carrying  listed  preferential   subscription
            rights,

      o     Increase in share capital by  capitalisation  of reserves,  profits,
            share  premiums  and  distribution  of  free  shares,   division  or
            consolidation of shares,

      o     Capitalisation  of reserves,  profits or premiums by increasing  the nominal value of the shares,

      o     Distribution  of  reserves  or  premiums  in  cash  or in  portfolio securities,

      o     Free  distribution  to  shareholders  of  ALSTOM  of  any  financial instrument other than shares of ALSTOM,

      o     Takeover, merger, spin-off,

      o     Repurchase  by ALSTOM of its own shares at a price  higher  than the market price,

      o     Tender or exchange offer targeting ALSTOM's shares,

which  ALSTOM  may carry out after the issue of the  Bonds,  or in the case of a tender or exchange offer of which ALSTOM may be the target,  the  maintaining of the  rights of  Bondholders  will be ensured  by means of an  adjustment  to the
Redemption  Ratio up to the Maturity  Date or any date of early  redemption,  in accordance with the provisions set out below.

      In the event of adjustments carried out in accordance with paragraphs 1 to
8 below,  the new Redemption Ratio will be rounded to the nearest ten thousandth
(with 0.00005 being rounded upwards,  i.e., 0.0001). Any subsequent  adjustments will be carried out on the basis of such newly calculated and rounded Redemption
Ratio.  However,  the Bonds may only result in the delivery of a whole number of shares and fractional  entitlements  will be settled in the manner  specified in
Condition 4(g) ("Fractional Shares").

      (1)   In  the  event  of  an  issuance  of  securities  conferring  listed preferential  subscription  rights, the new Redemption Ratio will be determined by multiplying  the  Redemption  Ratio in effect prior to the relevant transaction by the following formula:

                       Share price ex-subscription right +
                         price of the subscription right
                         -------------------------------
                        Share price ex-subscription right

            For the  purposes of  calculating  this  formula,  the prices of the share  ex-subscription  right and of the subscription  right will be determined on the basis of the average of the opening  prices quoted on  Euronext  Paris (or,  in the  absence  of a listing on  Euronext
            Paris,  on any other  regulated or similar market on which the share and  subscription  right are both  listed)  on each  stock  exchange trading  day falling in the  subscription  period  during  which the
            share   ex-subscription   right  and  the  subscription   right  are
            simultaneously quoted.

      (2)   In the event of an increase in share  capital by  capitalisation  of reserves, profits or share premiums and distribution of free shares, or in the event of a division or  consolidation  of shares,  the new
            Redemption  Ratio will be determined by  multiplying  the Redemption
            Ratio  in  effect  prior  to  the   commencement   of  the  relevant
            transaction by the following formula:

                   Number of Shares existing after such event
                   ------------------------------------------
                   Number of Shares existing before such event

      (3)   In  the  event  of an  increase  in  share  capital  by  means  of a capitalisation  of reserves,  profits or share premiums  effected by increasing  the nominal value of the shares,  the  Redemption  Ratio will not be adjusted but the nominal  value of the shares  delivered to Bondholders  exercising  their Redemption Right will be increased accordingly.

      (4)   In the event of a  distribution  of reserves or premiums in the form of cash or portfolio  securities,  the new Redemption  Ratio will be determined by multiplying  the  Redemption  Ratio in effect prior to the  commencement  of the  relevant  transaction  by  the  following formula:

                         Share price before distribution
                         -------------------------------
   Share price before distribution less the cash amount distributed per share or the value of the securities distributed in relation to each share

      For the purposes of calculating this formula:

      o     The share price before  distribution will be calculated on the basis of the average of the opening  prices quoted on Euronext  Paris (or, in the  absence  of a  listing  on  Euronext  Paris,  on  any  other regulated  or similar  market on which the shares  are  listed)  for twenty consecutive stock exchange trading days preceding the date of distribution;

      o     The value of securities  distributed per share will be calculated as above if the securities are listed on a regulated or similar market.
            If the  securities  are not listed on a regulated or similar  market before the date of  distribution,  such value will be  determined on the  basis  of the  average  of the  opening  prices  quoted  on the regulated or similar  market for twenty  consecutive  stock exchange trading days  following the date of listing,  if the  securities are listed during the forty stock exchange  trading days following their distribution  or,  in any other  case,  as  determined  by an expert chosen by ALSTOM.

      (5)   In the event of a free distribution of financial instrument(s) other than shares of ALSTOM,  the new Redemption  Ratio will be determined as follows:

            a.    if the right to free  distribution of financial  instrument(s)
                  is listed on Euronext  Paris,  by  multiplying  the Redemption
                  Ratio in  effect  prior to the  commencement  of the  relevant transaction by the following formula:

             Price of the share ex-right to the free distribution +
                      price of the free distribution right
                      ------------------------------------
              Price of the share ex-right to the free distribution

            For the  purposes of  calculating  this  formula,  the prices of the share ex-right to the free distribution and of the right to the free distribution  will be  determined on the basis of the average of the opening  prices  quoted on  Euronext  Paris (or, in the absence of a listing on Euronext  Paris, on any other regulated or similar market on which  the  share  and  right to the free  distribution  are both listed) of the share and the right to the free  distribution  on the first ten  stock  exchange  trading  days on which the share and the right to the free  distribution are  simultaneously  listed.  In the event  that  this  calculation  were to be based on less  than  five quotations,  the  calculation  must be  confirmed or evaluated by an expert chosen by ALSTOM.

            b.    if  the   right  to  the  free   distribution   of   financial
                  instrument(s)  is not listed on Euronext Paris, by multiplying the Redemption  Ratio in effect prior to the  commencement  of the relevant transaction by the following formula:

             Price of the share ex-right to the free distribution +
  the value of the financial instrument(s) allotted with respect to each share
  ----------------------------------------------------------------------------
              Price of the share ex-right to the free distribution

            For the  purposes of  calculating  this  formula,  the prices of the
            shares   ex-right  to  the  free   distribution   and  of  financial
            instrument(s) allotted with respect to each share, if the latter are quoted on a regulated or similar  market,  will be determined on the basis of the average of the opening prices quoted on ten consecutive stock  exchange  trading  days  following  the date of  distribution during which the shares and the allotted financial instrument(s) are simultaneously  listed. If the allotted financial  instrument(s) are not listed on a  regulated  or similar  market,  their value will be determined by an expert chosen by ALSTOM.

      (6)   In  the  event  that  ALSTOM  is  taken  over  by  another   company
            (absorption)  or is merged with one or more companies  forming a new company  (fusion)  or is  spun-off  (scission),  the  Bonds  will be redeemable for shares (the "Substitute  Shares") of the absorbing or new company or of the companies resulting from such a spin-off.

            The new  Redemption  Ratio will be  determined  by  multiplying  the
            Redemption Ratio in effect prior to such event by the exchange ratio of ALSTOM shares for Substitute Shares.

            These  companies will be  substituted  for ALSTOM for the purpose of the above  provisions aimed at preserving the rights of Bondholders,
            where  applicable,   in  the  case  of  financial   transactions  or
            transactions in securities,  and, more generally, to ensure that the
            legal,   regulatory  and  contractual   rights  of  Bondholders  are
            respected.

      (7)   In the event of a  purchase  by ALSTOM of its own  shares at a price higher than the stock market price,  the new Redemption  Ratio shall be determined by multiplying  the Redemption  Ratio in effect before the commencement of the purchase by the following ratio,  calculated to the nearest hundredth of a share:

               Share price + Pc % x (purchase price - Share price)
               ---------------------------------------------------
                                   Share price

            Where:

            "Share  price"  means  the  arithmetic   average  of  at  least  ten
            consecutive  quoted prices of an ALSTOM share chosen from the twenty quoted prices  immediately  preceding the purchase (or the option to repurchase).

            "Pc %" means the percentage of capital purchased.

            "Purchase  price"  means the  actual  price at which the  shares are purchased  (by  definition,  this  will be  higher  than the  market price).

      (8)   In the event  that  (independently  of the  obligation  mandated  by currently  applicable  law  referred to in  Condition 5) a tender or exchange offer on ALSTOM shares is declared  legitimate  (recevable)
            by the Conseil des Marchés  Financiers  (or the future  Autorité des
            Marchés Financiers once it has been constituted) (the "Offer"),  the
            Redemption  Ratio will be temporarily  adjusted for all exercises of
            Redemption Rights with respect to Bonds made by Bondholders  between the Opening Date of the Offer and the Closing Date of the Offer. The
            Redemption  Ratio  will be  temporarily  adjusted  according  to the following formula:

                       CR = pre-CR x [1 + (ICP x D / DT)]

            Where:

      o     Opening Date of the Offer is the first day (inclusive)  during which
            ALSTOM shares can be tendered to the offeror.

      o     Closing Date of the Offer is the last day during which ALSTOM shares can be tendered to the offeror  or,  where  applicable,  the date on which the Conseil des Marchés Financiers (or the future Autorité des
            Marchés Financiers once it has been constituted)  publicly announces the fact that the offeror has  withdrawn its offer or that the offer has been declared void for whatever reason.

      o     CR is the  Redemption  Ratio in  effect on the  Opening  Date of the
            Offer.

      o     Pre-CR is Redemption Ratio before the Opening Date of the Offer.

      o     ICP = 12% (i.e., (1.40/1.25) - 1).

      o     D is the number of days  between the Opening  Date of the Offer (not inclusive) and the Maturity Date (inclusive).

      o     DT  signifies  the number of days  between 23 December  2003 and the
            Maturity Date, i.e., 1,835 days.

      A  temporary   Redemption   Ratio  will  be  calculated  for  each  offer,
counter-offer  and higher bid.  Furthermore,  the Redemption Ratio applicable to all redemption  requests made by Bondholders after the Closing Date of the Offer will be the Redemption Ratio in effect before the Opening Date of the Offer.

      In the event  that  ALSTOM  executes  transactions  in respect of which an adjustment  under  paragraphs  1 to 8 above has not been  carried out, and where future French law or regulations would require an adjustment,  ALSTOM will carry out such  adjustment in accordance  with the applicable laws and regulations and relevant market practice in effect in France at such time.

      The Board of  Directors  shall  report on the  basis  and  results  of the calculation of any adjustment in the annual report published  following any such adjustment.

(b)   Issuer Obligations

      ALSTOM undertakes, for as long as any Bonds are outstanding, not to redeem its share capital or alter the way it allocates its profits  without  taking the necessary measures to preserve the Bondholders' rights.

(c)   Notice of Redemption Ratio Adjustment

      In the event of any adjustment of the Redemption Ratio, the new Redemption
Ratio will be notified to the Bondholders by means of a notice  published in the
Bulletin des annonces légales  obligatoires,  a notice published in a financial newspaper having a national circulation, and a notice issued by Euronext Paris.

7.    Agents

      Fiscal  agency and paying agency  services with respect to the Bonds,  the payment of interest,  centralising  the requests for  redemption of Bonds on the
Maturity  Date or prior to  maturity,  etc.,  will be carried out by BNP Paribas
Securities Services (the "Calculation Agent").

8.    Representation of the Bondholders

      In accordance  with Article L. 228-46 of the French Code de commerce,  the
Bondholders will be grouped together in a collective group (the "Masse").

(a)   Legal Personality

      The Masse shall have legal personality.

(b)   Representatives

      In accordance  with Article L. 228-46 of the French Code de commerce,  the
Bondholders are constituted into a legal entity called a Masse (or Group).

      In  accordance  with  Article L.  228-47 of the French  Code de  commerce,
ALSTOM  will  convoke  the  Masse  to  appoint  representatives  and  substitute representatives.  The substitute representatives will, if necessary, replace one or more of the  representatives if they are unable to act. The date on which the appointment of the substitute  representative  takes effect shall be the date of receipt of the registered letter by which the remaining  representative,  ALSTOM
or  any  other   interested   party,   shall  have  notified   such   substitute
representative  of the inability to act (whether  temporary or permanent) of the relevant representative.  Such notification will also be made, if applicable, in the same way to ALSTOM.

(c)   Powers of the Representatives

      The representatives will have the power, in the absence of any decision to the  contrary of a general  Bondholders'  meeting,  whether  acting  together or individually,  to carry out, on behalf of the Masse,  all actions  necessary  to protect the common interests of the Bondholders.

      They will  exercise  their duties until their  death,  resignation  or the termination  of their duties by a general  meeting of the  Bondholders  or until they  become  incapable  of acting or unable  to act.  Their  appointment  shall automatically cease on the date of final or total redemption,  prior to maturity or otherwise,  of the Bonds.  This appointment  will be automatically  extended, where  applicable,  until the final resolution of any legal proceedings in which the  representatives  are involved and the enforcement of any judgments rendered or settlements made.

      Each  of  these   representatives  of  the  Masse  shall  be  entitled  to
remuneration  of €300 per year,  payable on 31  December  of each year from 2004 through 2008, inclusive, so long as the Bonds remain outstanding on such dates.

      In the  event  of  temporary  or  permanent  replacement,  the  substitute representatives shall have the same powers as the acting representatives.

      The  substitute  representatives  will only become  entitled to the annual remuneration  of €300 if they  exercise  the duties of the  representative  on a permanent basis. Such compensation will accrue from the day on which they assume such duties.

      ALSTOM assumes  responsibility  for the remuneration of representatives of the  Masse  as well as  costs  related  to  convocations,  general  meetings  of
Bondholders,  advertising of their decisions,  as well as other costs related to the potential  designation  of  representatives  of the Masse of  Bondholders in accordance  with  Article  L.  228-50  of  the  French  Code  de  commerce,  all administration costs and overhead costs related to the Masse of Bondholders,  as well as costs of assembling the Masse.

(d)   General Meetings

      General  Bondholders'  meetings  may be held at any time,  on  convocation either by ALSTOM or the  representatives  of the Masse.  One or more Bondholders holding together at least  one-thirtieth of the outstanding Bonds may address to
ALSTOM  and  the   representatives   a  demand  for  convocation  of  a  general
Bondholders'  meeting.  If such general meeting has not been convened within two months from such demand,  such  Bondholders  may commission one of themselves to petition the competent court under the jurisdiction of the Paris Cour d'Appel to appoint an Agent (mandataire) who will call the general Bondholders' meeting.

      A general Bondholders' meeting may deliberate validly on first convocation if Bondholders present or represented hold at least one-quarter of the aggregate nominal amount of the Bonds then outstanding.  On second convocation,  no quorum shall be required.  Decisions at meetings shall be taken by a simple majority of votes cast by the Bondholders attending such meeting or represented thereat.

      Each  Bondholder has the right to  participate  in a general  Bondholders'
meeting in person or by proxy. Each Bond carries the right to one vote.

      General  Bondholders'  meetings shall be held at the registered  office of
ALSTOM or such other place as is specified in the call notice of the meeting.

(e)   Powers of General Meetings

      A general Bondholders' meeting is empowered to deliberate on the fixing of the remuneration of the  representatives and on their dismissal and replacement, and also may act with  respect to any other  matter  that  relates to the common rights,  actions and benefits  that now or in the future may accrue with respect to  the  Bonds  including  authorising  the  representatives  to  act  at law as plaintiff or defendant.

      A  general  Bondholders'  meeting  also  may  deliberate  on any  proposal relating to the modification of the terms and conditions of the Bonds, including any  proposal,  whether for  arbitration  or  settlement,  relating to rights in controversy or that were the subject of judicial decisions.

      In no event  shall a  general  Bondholders'  meeting  increase  any of the
Bondholders'  obligations,  or  establish  any  unequal  treatment  between  the
Bondholders.

(f)   Information to the Bondholders

      Each Bondholder  shall have the right,  during the period of 15 days prior to any general Bondholders'  meeting, to examine and take copies of, or to cause an agent to do so on his  behalf,  at the  registered  office or  administrative headquarters  of  ALSTOM  or,  as the case  may be,  at such  other  place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

(g)   Expenses

      ALSTOM will pay the remuneration of the  representatives  of the Masse and will bear the costs of calling and holding general  meetings of the Bondholders, publication of their decisions as well as the fees related to the designation of the  representatives  of the Masse in  accordance  with Article L. 228-50 of the
French Code de commerce,  as well as all  administration  and operating costs of the Masse and the costs of the general meetings of such Masse.

9.    Prescription

      Claims regarding  payment of interest will become void five years from the due date of the payment thereof.

10.   Further Issues

      If ALSTOM subsequently issues new bonds that have in all respects the same terms and  conditions  as the Bonds,  ALSTOM  may,  without  the  consent of the
Bondholders  and  provided  that the terms and  conditions  of such new bonds so permit,  consolidate (assimiler) bonds of any such subsequent offerings with the
Bonds,  thereby  treating  such bonds  similarly for the purposes of trading and servicing. In the event of such consolidation,  the holders of all of such newly issued bonds and the Bondholders shall be grouped together in a single Masse.

11.   Transactions including Preferential Subscription Rights

      In  the  event  of  a  transaction  giving  rise  to  the  attribution  of preferential  subscription rights to ALSTOM  shareholders,  notice will be given prior to such  transaction  by means of a notice  published  in the Bulletin des annonces  légales  obligatoires,  a notice  published  in a financial  newspaper having a national circulation and a notice to be issued by Euronext Paris.

12.   Governing Law and Jurisdiction

      The Bonds will be governed by French law.

      The competent  tribunals in the event of litigation  are those of ALSTOM's place of  incorporation  when  ALSTOM is the  defendant  and are  determined  in accordance  with the  nature of the  claims,  subject to the  provisions  of the
Nouveau Code de Procédure Civile.

                                      * * *

      The name of the  Calculation  Agent and its specified  offices are set out below.

                         BNP Paribas Securities Services
                                  GIS Emetteurs
                             Les Collines de l'Arche
                             92057 La Défense Cédex